SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

A press release regarding strategic expansion of executive management team of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on November 11, 2010.

CAMELOT ANNOUNCES STRATEGIC EXPANSION OF EXECUTIVE MANAGEMENT TEAM

BEIJING – November 11, 2010 — Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (IT) services in China, announces the expansion of its executive management team with the appointment of Mr. Ching-Hua (Brett) Ho as Chief Operating Officer (“COO”) and Executive Director, and the promotion of Ms. Heidi Chou to the position of President, effective immediately.

Mr. Ho has served as an Independent Board Director of Camelot since February 2008. In his new role as COO, he is tasked with managing the Company’s day-to-day operations, driving integration initiatives, and further enhancing the operational infrastructure to support the execution of Camelot’s growth strategy. The Company remains in compliance with the U.S. Securities and Exchange Commission regulation on independent board members, and is in the process of seeking a new Independent Director to replace Mr. Ho.

Ms. Heidi Chou, as President of Camelot, will now focus on enhancing existing and developing new strategic corporate partnerships and key client relationships, as well as driving business development initiatives to create additional cross-sell opportunities. Both Ms. Chou and Mr. Ho will report directly to Mr. Simon Ma, Chairman and Chief Executive Officer (CEO) of Camelot.

Mr. Ma said, “I am pleased to welcome Brett to Camelot’s executive management team as he spearheads our operational expansion to support our strong growth trajectory as a newly listed public company on the New York Stock Exchange. In addition to his operational responsibilities, one of Brett’s key focuses will be on the integration of our acquired entities to increase synergies and enhance cross-sell opportunities. Brett brings with him over 20 years of extensive senior management experience with leading multinational and domestic corporations, as well as in-depth knowledge of all facets of the IT industry and, more specifically, the Chinese services and solutions market. His prior tenures include senior executive positions with leading international and Chinese technology companies including Kingdee International Software, UFIDA Software and Oracle. Brett has both the managerial and technical skill sets necessary to help Camelot develop an even more efficient and effective operational platform. With Brett leading the operations side of the business, Heidi is now able to concentrate on the tactical execution of our growth strategy and enhance our efforts to drive the strategic relationships that are imperative to our continued expansion and ability to capitalize on the opportunities in China’s high-growth, underpenetrated IT services market.”

Mr. Ho said, “As an Independent Director since February 2008, I have witnessed firsthand the significant progress Camelot has made towards its goal of becoming the leading IT services company in China. I am honored to now join the executive management team to help Camelot enhance its organizational infrastructure to support the Company’s ongoing rapid growth.”

Mr. Ho was previously CEO of Kingdee International Software Group Company Limited, CEO of UFIDA Software Co. Ltd., Technical Sales Director of the US East Coast division of Oracle Corporation, and Managing Director of Oracle’s Taiwan division. He was also Vice President of the Greater China and Southeast Asia division of Siebel Systems Inc., and Vice President and General Manager of BroadVision Inc.’s Asia Pacific and Japan operations. He graduated from National Taiwan University, and received a Master’s Degree in Computer Science from the University of Maryland. He has research experience from the Institute of Scientific Management of Johns Hopkins University.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

Contacts:

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 5810 0808 Email: investors@camelotchina.com	Camelot Information Systems Inc. Jojo Guo, Investor Relations Manager Tel: +86 10 5810 0870 Email: investors@camelotchina.com

Investor Relations (Hong Kong) Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Mahmoud Siddig, Director Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: November 22, 2010